Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Supertel Hospitality, Inc.:

We consent to the incorporation by reference in the registration statements on Forms S-3 (File Nos. 333-138304, 333-147310, and 333-153465) and on Form S-8 (File No. 333-134822) of Supertel Hospitality, Inc. of our reports dated March 16, 2009, with respect to the consolidated balance sheets of Supertel Hospitality, Inc. and subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of operations, shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2008, and the related financial statement schedule III and the effectiveness of internal control over financial reporting as of December 31, 2008, which reports appear in the December 31, 2008 annual report on Form 10-K of Supertel Hospitality, Inc.

/s/ KPMG LLP

Omaha, Nebraska

March 16, 2009